# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UP Fintech Holding Limited, CIK 0001756699
CUSIP: 91531W106
Title of class of securities: American Depositary Shares, each representing 15 Class A ordinary shares
Address of issuer's principal executive offices: 1 Raffles Place, #35-61 One Raffles Place, Singapore, Singapore (U0), 048616
Date of event which requires filing of this statement: 12/31/2019
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002047745

## Reporting persons
- Tigerex Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 5,443,252; shared voting power 0; sole dispositive power 5,443,252; shared dispositive power 0; aggregate amount beneficially owned 5,443,252 (3% of the class)
- Binsen Tang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 5,443,252; shared voting power 0; sole dispositive power 5,443,252; shared dispositive power 0; aggregate amount beneficially owned 5,443,252 (3% of the class)

## Item 1. Issuer
Name of issuer: UP Fintech Holding Limited
Address of issuer's principal executive offices: 1 Raffles Place, #35-61 One Raffles Place, Singapore, 048616

## Item 2. Person Filing
Name of person filing:
(i) Tigerex Holding Limited
(ii) Binsen Tang
Address of principal business office or, if none, residence: 908, 9th Floor, Hyundai Motor Building, No. 38 Xiaoyun Road, Beijing, China
Citizenship:
Tigerex Holding Limited, a British Virgin Islands company.
Binsen Tang, a People's Republic of China citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
5,443,252

Representing 5,443,252 American Depositary Shares, each representing 15 Class A ordinary shares, directly held by Tigerex Holding Limited. Binsen Tang is a director of, and has the ultimate control in, Tigerex Holding Limited.
Percent of class:
Based on 2,705,826,751 Class A ordinary shares of the Issuer as reported to be outstanding in the Issuer's Rule 424(b)(5) prospectus filed on October 23,2024 and current report filed on October 29, 2024.

3
Sole power to vote or to direct the vote: 5,443,252
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 5,443,252
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A

## Signatures
- Tigerex Holding Limited: /s/ Binsen Tang, Binsen Tang/Director (12/17/2024)
- Binsen Tang: /s/ Binsen Tang, Binsen Tang (12/17/2024)